Exhibit 99.1

March 10, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Immediate Report regarding Completion of Gazit-Globe Ltd.’s Fully Consolidated Subsidiary Citycon, Oyj.’s

Rights Offering

Further to the immediate report of Gazit-Globe Ltd. (the “Company”) of February 13, 2013, regarding the rights offering by Citycon, Oyj. (“CTY”), a company whose financial statements are fully consolidated by the Company and whose shares are traded on the Helsinki Stock Exchange, and the commitment of the Company to participate in such offering, the Company is pleased to report that on March 8, 2013, the aforementioned rights offering closed. Consideration for the rights amounted to approximately 200 million Euros, before deal expenses (including the Company’s participation in the offering).

After completion of the offering, the Company holds (directly and indirectly) 217,574,701 common shares, representing 49.30% of the issued and outstanding shares of CTY (approximately 48.23% on a fully diluted basis).

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

About Gazit-Globe

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. The Company is also listed on the New York Stock Exchange (NYSE: GZT). The Group operates properties with a total value of approximately $19.0 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 6.7 million square meters.

Kind regards,

Gazit-Globe, Ltd.